FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

Fosters Brewing Group


FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.


03022089

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

14 April, 2003

CUB TO DELIVER EFFICIENCY GAINS UP TO $100M

Carlton and United Breweries (CUB), the Australian beer, leisure and spirits division of Foster's Group (Foster's), today announced that it expects to realise annual gross efficiency gains of up to $100 million within the next five years, as a result of the recent operational review of its businesses.

After re-investment in brand and process innovation, CUB is on target to deliver a minimum of $50 million in net efficiency gains within three years.

For accounting purposes, a one-off charge of $150 million will be taken in fiscal 2003. This charge provides for expected restructuring costs as well as the maximum realisable loss on the sale of the Kent Brewery site and related assets.

The review of business operations covered CUB's three businesses – Australian beer, Australian Leisure and Hospitality (ALH) and Continental Spirits.

As a result of the review, CUB expects to achieve efficiency gains through:

- Intended closure of Kent Brewery in NSW by February 2005.
- Increased capacity at CUB's most efficient brewery, Yatala in Queensland.
- Increased capacity at Matilda Bay Brewery located in Western Australia, CUB's fastest growing market.
- The integration of CUB's sales forces to create one multi-product sales team for its beer, spirits and cider businesses.
- Integration of the sales and marketing teams to improve effectiveness particularly in relation to new product development and speed to market.
- Introduction of a new brand driven sponsorship programme to maximise sponsorship spend and rebalance expenditure within the total marketing mix.
- A reduction in corporate overhead costs at ALH.

The cash outflow required to achieve gross savings of up to $100 million per annum, is anticipated to be a maximum of $230 million. This cash requirement includes $170 million in capex for capacity increases and $60 million to cover expected restructuring costs. The cash outflow is expected to occur over the next several years and will be offset by proceeds from the sale of the Kent Brewery site, which will be a minimum of $75 million.

CUB Managing Director, Trevor O'Hoy said the achievement of these efficiency gains should be viewed as normal part of good business practice.

"Going forward CUB remains committed to achieving business efficiencies by continuously improving and innovating both its business and products," Mr O'Hoy said.

"Our aim is to build a sustainable growth beverage business and that will require investment in future growth initiatives and an absolute commitment to continuous innovation.

"While no major product gaps exist in CUB's current beer product portfolio, the current rate of change in consumer habits combined with a customer base that continues to rapidly evolve, means that product gaps will emerge over time.

"CUB must continue to invest in product development and its marketing capability if it wants to ensure its keeps abreast of change and remains Australia's leading multi-beverage business," Mr O'Hoy said.

Further information:

Media

Nicole Devlin
03 9633 2261
0418 202 375

Investor Relations

Domenic Panaccio
03 9633 2773


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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/04/2003

TIME: 10:08:19

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CUB to deliver efficiency gains up to $100M

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